COSMOS HOLDINGS INC.

141 West Jackson Boulevard, Suite 4236

Chicago, IL 60604

February 8, 2018

John Reynolds, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Cosmos Holdings Inc.
Form S-1 Registration Statement
File No. 333-222061

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cosmos Holdings Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 10:00 a.m. EST, on February 12, 2018 or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COSMOS HOLDINGS INC.

By:	/s/ Grigorios Siokas
Grigorios Siokas
Chief Executive Officer